EXHIBIT 99.1

Inventiva reports 2025 full year results and provides a business update

  Revenues of €4.5 million for the full year of 2025
  Cash and cash equivalents at €99.3 million, and €131.6 million in short-term deposits1 as at December 31, 2025
  Completed a U.S. registered public offering for gross proceeds of approximately $172.5 million (€149 million2)
  Cash runway expected until the middle of the first quarter of 20273
  Completed the sale of odiparcil with potential milestone payments of up to $90 million and potential royalties on future net sales, if approved
  Topline results of NATiV3 Phase 3 clinical trial expected for the fourth quarter of 2026
  The Company will host a conference call on March 31, 2026, at 8 a.m. EDT / 2 p.m. CEST

Daix (France), New York City (New York, United States), March 30, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today reported its financial results for the full year ended December 31, 2025 and also provided a business update.

Andrew Obenshain, CEO of Inventiva, stated: “Inventiva closes the 2025 financial year with the resources expected to fund our operations through the anticipated top-line readout of NATiV3 later this year. In alignment with the careful sequencing of our clinical and operational milestones, we are refining our expected data readout to the fourth quarter of 2026. Our regulatory and commercial infrastructure is advancing in lockstep, to position us to act with speed and conviction once we have the trial data. Lanifibranor has the potential to deliver transformative outcomes for patients with MASH and to generate enduring value for the physicians who treat them and the shareholders who have placed their trust in us. We believe the foundation is sound and the path is clear. And we are fully prepared to deliver.”

Key financial results for the full year of 2025

As of December 31, 2025, the Company's cash and cash equivalents amounted to €99.3 million and its short-term deposits1 to €131.6 million, compared to cash and cash equivalents of €96.6 million as of December 31, 2024.

Net cash used in operating activities amounted to (€104.9) million in 2025, compared to (€85.9) million in 2024, representing an increase of 22%. R&D expenses, mainly related to the development of lanifibranor in MASH, amounted to €87.0 million in 2025, down by 4% from €90.9 million in 2024. The increase in net cash used in operating activities was mainly related to the net cash impact of the strategic pipeline prioritization plan for the Company's activities implemented in 2025, lower revenues under the licensing agreement with Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (“CTTQ”), and an increase in general and administrative expenses.

Net cash used in investing activities amounted to (€133.2) million in 2025, mainly related to the subscription of new short-term deposits during the period, compared with €8.7 million generated in 2024.

Net cash generated by financing activities amounted to €241.3 million in 2025, compared to €145.6 million in 2024. This positive cash flow was mainly due to the receipt of (i) gross proceeds of €115.6 million (net proceeds of €108.0 million) from the second tranche in May 2025 of the structured financing announced by the Company in October 2024 (the “Structured Financing”), and (ii) gross proceeds of $172.5 million (net proceeds of €139.4 million) from the public offering in the United States in November 2025.

In 2025, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€0.5) million, compared to a positive effect of €1.2 million in 2024, due to changes in the EUR/USD exchange rate.

Given its current cost structure and projected expenses, the Company estimates that its cash, cash equivalents, and short-term deposits should enable it to finance its operations until the middle of the first quarter of 20273. If the Tranche 3 warrants issued in the Structured Financing are exercised in full for proceeds of up to €116.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the middle of the third quarter of 20273. There is no guarantee that the Tranche 3 warrants will be exercised in full, if at all.

The audit procedures on the consolidated financial statements have been carried out. The statutory audit report will include a section on the material uncertainty related to going concern and will be issued after verification of the management report. The Company's Board of Directors met on March 27, 2026 and approved the consolidated financial statements for the year ended December 31, 2025.

Revenues in 2025 amounted to €4.5 million, compared to €9.2 million generated in 2024.  They consisted mainly of the $10 million gross proceeds (net proceeds of €8.5 million) milestone payment invoiced to CTTQ and the $5 million (€4.4 million) credit notes recognized under the license agreement with CTTQ following the closing of the second tranche of the Structured Financing in May 2025. The milestone payment from CTTQ was received in July 2025.

Other income amounted to €3.4 million for the full year 2025, as compared to €5.5 million for 2024. Other income mainly consisted of French research tax credit (credit d’impôt recherche) for 2025 and 2024 in the amounts of €2.3 million and €4.9 million recorded in 2025 and 2024, respectively.

R&D expenses for the fiscal year ended December 31, 2025, amounted to (€87.0) million compared to (€90.9) million in 2024. This 4% decrease was primarily due to the focus on the development of lanifibranor in MASH, in connection with the pipeline prioritization plan that was implemented in 2025 and, to a lesser extent, to the completion of patient enrollment in its NATiV3 trial in April 2025.

Marketing and business development expenses was (€5.0) million for the fiscal year ended December 31, 2025, compared to (€2.0) million in 2024, primarily due to a €2.4 million increase in expenses related to the preparation for the potential commercial development of lanifibranor, if approved. The increase was consistent with the Company's planned pre-commercialization investment plan ahead of the potential NATiV3 data readout.

General and administrative expenses (G&A) amounted to (€47.9) million for the fiscal year ended December 31, 2025, an increase of €32.1 million compared to (€15.8) million in 2024, of which €20.3 million related to share-based compensation expenses driven by the changes in governance, management and organization, including the accelerated vesting of equity awards.

Other operating income (expenses) amounted to (€9.0) million for the fiscal year ended December 31, 2025, an increase of €5.4 million compared to (€3.6) million in 2024. The 2025 expenses are related to the pipeline prioritization plan implemented in 2025, and its related expenses.

Net financial loss was (€212.8) million for the fiscal year ended December 31, 2025, compared to (€86.0) million in 2024. The net financial loss in 2025 was mainly due to (i) non-cash IFRS treatment of the accounting at the fair value, including (€84.7) million related to derivative instruments in connection with the second tranche of the Structured Financing and (€95.1) million from warrants previously issued to the European Investment Bank (“EIB”)  and (ii) (€28.9) million, mainly non-cash, in loans and royalty certificates interests expenses.

Share of net loss – Equity method was (€0.4) million for the fiscal year ended December 31, 2025, compared to (€0.3) million for the same period in 2024.

Income tax amounted to (€0.0) million for the 2025 fiscal year, compared to (€0.3) million for 2024.

The Company’s net loss for the full year 2025 was (€354.1), compared to (€184.2) million for 2024.

The following table presents Inventiva’s income statement, prepared in accordance with IFRS, for the 2025 financial year, with comparatives for the 2024 financial year.

(in thousands of euros)	Year ended
	December 31, 2025	December 31, 2024
Revenues	4,483	9,198
Other income	3,443	5,526
Research and development expenses	(87,043)	(90,880)
Marketing – business development expenses	(4,963)	(1,953)
General and administrative expenses	(47,895)	(15,839)
Other operating income (expenses)	(9,039)	(3,609)
Net operating loss	(141,013)	(97,558)
Net financial loss	(212,752)	(86,029)
Share of net loss - Equity method	(350)	(313)
Income tax	(22)	(313)
Net loss for the period	(354,138)	(184,212)
Basic/diluted loss per share (euros/share)	(1.90)	(3.08)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	186,801,792	59,778,701

Main areas of progress in the R&D portfolio

Lanifibranor in MASH

  Publication in the peer-reviewed scientific journal Journal of Hepatology of the results from the investigator-initiated proof-of-concept clinical trial evaluating lanifibranor in patients with T2D and MASLD – January 2025
  Initiation by Hepalys Pharma, Inc of the clinical development program of lanifibranor in Japan - February 2025
  Publication in the peer-reviewed scientific journal Biomedicine & Pharmacotherapy of the results from a preclinical study showing improvement of portal hypertension with lanifibranor treatment – February 2025
  Completion of enrollment in the Phase 3 NATiV3 clinical trial evaluating lanifibranor in patients with MASH and advanced fibrosis – April 2025
  Publication in the peer-reviewed scientific journal Clinical Gastroenterology and Hepatology of the results of its analysis of new and specific non-invasive signature predictive of histological response in patients with MASH treated with lanifibranor – April 2025
  Publication in the peer-reviewed scientific journal Journal of Hepatology Reports on results of lanifibranor treatment on liver sinusoidal endothelial cells in patients with MASLD/MASH and in preclinical models of the disease – July 2025

Other milestones

  Appointment of Renee Aguiar-Lucander to the Board of Directors – June 2025
  Appointment of Jason Campagna, MD, PhD, as President of Research and Development and Chief Medical Officer – July 2025
  Appointment of Martine Zimmermann, PharmD, as Executive Vice President of Regulatory Affairs and Quality Assurance – August 2025
  Appointment of Andrew Obenshain as CEO of Inventiva – October 2025
  Appointment of Nazira Arma as Chief Commercial Strategy Officer – December 2025

Sale of Odiparcil

In 2025, the Company completed the sale of its global rights to odiparcil to Biossil, Inc., including without limitation, Inventiva’s preclinical data and results from the positive Phase 2a clinical trial for odiparcil in mucopolysaccharidosis type IV (MPS IV). Under the terms of the agreement, the Company received an upfront payment of $600,000 and may be eligible to receive up to $90 million in potential regulatory and commercial milestones and high single-digit royalties on future net sales, if approved. The Company’s ability to generate revenue from this arrangement will depend on Biossil’s abilities and efforts to successfully develop and seek marketing approval for odiparcil. Because of the numerous risks and uncertainties associated with product development and regulatory approval, there is no assurance that the Company will receive any future payments under this agreement.

Termination of the Liquidity Contract
The Company announces the termination of the liquidity contract entered into on February 1, 2018, with Kepler Cheuvreux, effective February 27, 2026.

At the time the contract was established, the following resources appeared on the liquidity account:

  Cash: €163,510.42
  Number of shares: 34,063 Inventiva shares

As of the contract termination date, the following resources appeared on the liquidity account:

  Cash: €826,388.92
  Number of shares: 0 Inventiva shares

***

Upcoming key milestones

  Topline results of NATiV3 – expected in fourth quarter of 2026

Upcoming scientific conference participation

  EASL Congress, Barcelona, May 27-30

Conference call

A conference call in English will be held tomorrow, Tuesday, March 31, 2026, at 8:00 am (New York)/2:00 pm (Paris) to discuss 2025 financial results and business updates.

The live webcast may be accessed at the Investors Presentations section of the Inventiva website. In order to receive the conference access information necessary to join the conference call, it is required to register in advance here. Participants will need to use the conference access information provided in the e-mail received at the point of registering (dial-in number and access code).

A replay of the conference call and the presentation will be available after the event one the Company’s website.

Next financial results publication

  Revenues and cash, cash equivalents and deposits for the first quarter of 2026: Tuesday, May 26, 2026 (before U.S. market open)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral [small molecule] therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

Contacts

Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com	Media Relations Pascaline Clerc: media@inventivapharma.com Alexis Feinberg: inventivapr@icrhealthcare.com

Avertissement

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates regarding Inventiva's cash resources and expenses, expectations with respect to EIB matters, the potential exercise by investors of warrants and pre-funded warrants, including warrants and pre-funded warrants issued in connection with the Structured Financing, potential milestone and royalty payments the Company may receive under its agreement with Biossil with respect to odiparcil, including the timing thereof, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including the quality of trial results, design, duration, timing, costs, and funding, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, and Inventiva's future activities, expectations, plans, growth and prospects. Some of these statements, forecasts, and estimates may be identified by the use of words such as, without limitation, “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” and other similar expressions. These statements are not historical facts, but rather statements of future expectations and other forward-looking statements based on management's beliefs. These statements reflect the opinions and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend on factors beyond Inventiva's control. There can be no guarantee, with respect to product candidates, that clinical trial results will be available on schedule, that future clinical trials will be initiated as planned, that product candidates will receive the necessary regulatory approvals, or that the milestones planned by Inventiva or its partners will be achieved on schedule, or even at all. Future results may differ materially from the anticipated future results, performance, or achievements expressed or implied by these statements, forecasts, and estimates due to a number of factors, including the fact that interim data or data from any interim analysis of ongoing clinical trials do not predict the future results of clinical trials, the fact that the DMC's recommendation does not prejudge any eventual marketing authorization, that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on recruitment or the final impact on the results or timing of the NATiV3 trial or related regulatory issues, Inventiva is a clinical-stage company with no approved products and no historical revenue, Inventiva has incurred significant losses since its inception, Inventiva has never generated revenue from product sales, Inventiva will need additional capital to fund its operations, without which Inventiva may be required to significantly reduce its activities, delay or discontinue one or more of its research or development programs, expand its activities or capitalize on its business opportunities, and may not be able to continue as a going concern. Inventiva's ability to obtain financing and complete potential transactions on a timely basis, as well as whether, when, and to what extent dilutive instruments may be exercised and by which holders, Inventiva's future success depends on the successful clinical development, regulatory approvals, and subsequent commercialization of lanifibranor, preclinical studies or previous clinical trials are not necessarily predictive of future results, and the results of Inventiva's and its partners' clinical trials may not support Inventiva's and its partners' claims regarding product candidates, Inventiva's expectations regarding its clinical trials may prove to be incorrect, and regulatory authorities may require additional stops and/or modifications to Inventiva's clinical trials. Inventiva's expectations regarding the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva's ability to implement its commercialization, marketing, and manufacturing capabilities and strategy, Inventiva's ability to successfully cooperate with its existing partners or enter into new partnerships, and to fulfil its obligations under any agreements entered into in connection with such partnerships, the benefits of its current and future partnerships on the clinical development, regulatory approvals, and, if applicable, commercialization of its product candidates, as well as the achievement of milestones and timelines anticipated in connection with such partnerships, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of the applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, the recruitment and retention of patients in clinical trials is a costly and time-consuming process that could be made more difficult or impossible by multiple factors beyond the control of Inventiva and its partners, Inventiva's product candidates may cause adverse reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces significant competition, and Inventiva's activities, preclinical studies, and clinical development programs, as well as timelines, Inventiva's financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, adverse conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and the resulting sanctions, the conflict in the Middle East and the related risk of a wider conflict, epidemics, and macroeconomic conditions, including changes in international trade policies, global inflation, fluctuations in financial and credit markets, customs duties and other trade barriers, political unrest and natural disasters, uncertain financial markets, and disruptions in banking systems. In light of these risks and uncertainties, no representation is made as to the accuracy or completeness of these forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts, and estimates are only valid as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements.

Please refer to the Universal Registration Document for the fiscal year ended December 31, 2024, filed with the Autorité des Marchés Financiers on April 15, 2025, the semi-annual financial report as of June 30, 2025, published on September 29, 2025, and the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 and the Half-Year Report for the six months ended June 30, 2025 on Form 6-K filed with the SEC on October 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the heading “Risk Factors,” and in future filings with the SEC. Other risks and uncertainties that Inventiva is not currently aware of may also affect its forward-looking statements and may cause actual results and timing of events to differ materially from those anticipated. All information contained in this press release is current as of the date of this release. Except as required by law, Inventiva has no intention or obligation to update or revise the forward-looking statements mentioned above. Therefore, Inventiva accepts no responsibility for the consequences arising from the use of any of the above statements.

1 Short-term deposits were classified as “other current assets” in the consolidated statement of financial position in accordance with IFRS and were considered by the Company to be liquid and readily available.
2 Based on the exchange rate of €1.00 = $1.1576 as published by the European Central Bank on November 12, 2025. See press release of November 17, 2025.
3 This estimate is based on the Company's current business plan , but excludes potential milestone payments to be paid or received by the Company, any potential proceeds from the exercise of Tranche 3 warrants issued as part of the Structured Financing, as well as any additional expenses related to other product candidates or resulting from the licensing or acquisition of additional product candidates or technologies, or any related developments that the Company may pursue. The Company may have based these estimates on assumptions that are incorrect or may amend its business plan in the future, and the Company may end up using its resources sooner than anticipated. These estimates may be shortened in the event of an increase, beyond the Company's expectations, in expenditure relating to the development program, or if the development program of the Company progresses more quickly than expected.

Attachment

  Inventiva - PR - Full Year results 2025 - EN - 03 30 2026 (https://ml-eu.globenewswire.com/Resource/Download/513c9a43-9221-425a-88c6-c198a129c9a9)